As filed with the Securities and Exchange Commission on February 12, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Diamond Management & Technology Consultants, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock
par value $0.001 per share
(Title of Class of Securities)

25269L106
(CUSIP Number of Class of Securities)

Steven R. Worth
General Counsel
Diamond Management & Technology Consultants, Inc.
875 North Michigan Avenue, Suite 3000
Chicago, Illinois 60611
(312) 255-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Leland E. Hutchinson
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$30,000,000.00	$1,179.00

*	Calculated solely for purposes of determining the filing fee. This amount assumes that 5,000,000 shares of common stock of Diamond Management & Technology Consultants, Inc. at the maximum tender offer price of $6.00 per share will be purchased pursuant to this offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☑ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Diamond Management & Technology Consultants, Inc., a Delaware corporation (“Diamond”), to purchase up to 5,000,000 shares of its common stock, par value $0.001 per share, at a price not greater than $6.00 nor less than $5.25 per share, net to the seller in cash, less any applicable witholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated February 12, 2008 (the “Offer to Purchase” or, the “Offer”), a copy of which is attached hereto as Exhibit 99.(a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit 99.(a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the section entitled Summary Term Sheet is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address.  The name of the issuer is Diamond Management & Technology Consultants, Inc., a Delaware corporation. The address of its principal executive office is 875 North Michigan Avenue, Suite 3000, Chicago, Illinois 60611, and its telephone number is (312) 255-5000. The information set forth in the Offer to Purchase under Section 10, Certain Information About Us, is incorporated herein by reference.

(b) Securities.  This Tender Offer Statement on Schedule TO relates to the Offer to Purchase, pursuant to which Diamond is offering common stock holders the opportunity to exchange 5,000,000 outstanding shares of common stock for cash for a single per share purchase price to be determined, not greater than $6.00 nor less than $5.25. Diamond is making the Offer upon the terms and subject to the conditions described in the Offer to Purchase. The information set forth in the Offer to Purchase under the section entitled Summary Term Sheet and under Section 1, Number of Shares; Proration, is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth in the Offer to Purchase under Section 8, Price Range of Shares, is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.  The filing person is the subject company, Diamond Management & Technology Consultants, Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Purchase under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.  The information set forth in the Offer to Purchase under the sections entitled: Summary Term Sheet; Section 1, Number of Shares; Proration; Section 2, Background and Purpose of the Tender Offer; Section 3, Procedures for Tendering Shares; Section 4, Withdrawal Rights; Section 5, Purchase of Shares and Payment of Purchase Price; Section 6, Conditional Tender of Shares; Section 7, Certain Conditions of the Tender Offer; Section 13, Certain U.S. Federal Income Tax Consequences; and Section 14, Extension of Tender Offer; Termination; Amendments, is incorporated herein by reference.

(b) Purchases.  Members of Diamond’s Board of Directors and executive officers do not intend to participate in the Offer. The information set forth in the Offer to Exchange under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Purchase under the section entitled Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes.  The information set forth in the Offer to Purchase under Section 2, Background and Purpose of the Tender Offer, is incorporated herein by reference.

(b) Use of Securities Acquired.  Shares acquired pursuant to the tender offer will be restored to the status of treasury shares. The information set forth in the Offer to Purchase under Section 2, Background and Purpose of the Tender Offer, is incorporated herein by reference.

(c) Plans.  The information set forth in the Offer to Purchase under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds.  The information set forth in the Offer to Purchase under Section 9, Source and Amount of Funds, is incorporated herein by reference.

(b) Conditions.  The information set forth in the Offer to Purchase under Section 7, Certain Conditions of the Tender Offer, is incorporated herein by reference.

(d) Borrowed Funds.  Not applicable.

ITEM 8.	INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership.  The information set forth in the Offer to Purchase under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

(b) Securities Transactions.  The information set forth in the Offer to Purchase under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations.  The information set forth in the Offer to Purchase under the section entitled Section 15, Fees and Expenses, is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information.  Not applicable.

(b) Pro Forma Financial Information.  Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Purchase under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

(2) The information set forth in the Offer to Purchase under Section 12, Certain Legal Matters; Regulatory and Foreign Approvals, is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information.  Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase for Cash, dated February 12, 2008.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from Information Agent to Brokers.
(a)(1)(E)	Letter from Brokers to Clients.
(a)(1)(F)	Form of Summary Advertisement.
(a)(5)	Press Release dated February 11, 2008.
(b)	Not applicable.
(d)(1)	Amended and Restated 1998 Equity Incentive Plan (filed as Exhibit 10.2 to Diamond’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 000-22125) and incorporated herein by reference).
(d)(2)	Form of Notices of Grant and Restricted Stock Unit Agreement (filed as Exhibit 10.4 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2007 (File No. 000-22125) and incorporated herein by reference).
(d)(3)	Form of Notices of Grant and Stock Appreciation Rights Agreement (filed as Exhibit 10.5 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2005 (File No. 000-22125) and incorporated herein by reference).
(d)(4)	2000 Stock Option Plan (filed as Exhibit 4.4 to Diamond’s Post-Effective Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-47830) filed November 29, 2000 and incorporated herein by reference).
(d)(5)	Partners’ Operating Agreement dated as of April 1, 2007 (filed as Exhibit 10.3 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2007 (File No. 000-22125) and incorporated herein by reference).
(d)(6)	Summary of Outside Director Board Compensation (disclosed on page 5 of Diamond’s Definitive Proxy Statement on Schedule 14A filed July 31, 2007 (File No. 000-221125) and incorporated herein by reference).
(d)(7)	Amended and Restated Employee Stock Purchase Plan (filed as Exhibit 4.4 to Diamond’s Registration Statement on Form S-8 (Registration No. 333-64278) filed June 29, 2001 and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008

DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS, INC.

By:	/s/ KARL E. BUPP
Name:     Karl E. Bupp

Title:	Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase for Cash, dated February 12, 2008.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from Information Agent to Brokers.
(a)(1)(E)	Letter from Brokers to Clients.
(a)(1)(F)	Form of Summary Advertisement.
(a)(5)	Press Release dated February 11, 2008.
(b)	Not applicable.
(d)(1)	Amended and Restated 1998 Equity Incentive Plan (filed as Exhibit 10.2 to Diamond’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 000-22125) and incorporated herein by reference).
(d)(2)	Form of Notices of Grant and Restricted Stock Unit Agreement (filed as Exhibit 10.4 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2007 (File No. 000-22125) and incorporated herein by reference).
(d)(3)	Form of Notices of Grant and Stock Appreciation Rights Agreement (filed as Exhibit 10.5 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2005 (File No. 000-22125) and incorporated herein by reference).
(d)(4)	2000 Stock Option Plan (filed as Exhibit 4.4 to Diamond’s Post-Effective Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-47830) filed November 29, 2000 and incorporated herein by reference).
(d)(5)	Partners’ Operating Agreement dated as of April 1, 2007 (filed as Exhibit 10.3 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2007 (File No. 000-22125) and incorporated herein by reference).
(d)(6)	Summary of Outside Director Board Compensation (disclosed on page 5 of Diamond’s Definitive Proxy Statement on Schedule 14A filed July 31, 2007 (File No. 000-221125) and incorporated herein by reference).
(d)(7)	Amended and Restated Employee Stock Purchase Plan (filed as Exhibit 4.4 to Diamond’s Registration Statement on Form S-8 (Registration No. 333-64278) filed June 29, 2001 and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.